Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at MARCH 31, 2021 and for the three-month periodS ended MARCH 31, 2021 and 2020

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Financial Statements

As at MARCH 31, 2021 and for the three-month periodS ended MARCH 31, 2021 and 2020

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income	6
Condensed Interim Consolidated Statements of Cash Flows	7
Notes to Condensed Interim Consolidated Financial Statements	8

(2)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	March 31, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	73,371	24,271
Trade and other receivables (note 5)	1,075	1,681
Inventory	60	21
Prepaid expenses and other current assets (note 6)	3,050	1,913
Total current assets	77,556	27,886
Restricted cash equivalents	325	338
Right of use assets	122	157
Property, plant and equipment	37	22
Identifiable intangible assets	541	59
Goodwill	8,433	8,815
Total Assets	87,014	37,277
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	2,252	2,199
Current portion of provisions (note 8)	86	92
Income taxes	378	395
Current portion of deferred revenues	2,101	2,193
Current portion of lease liabilities	129	135
Total current liabilities	4,946	5,014
Deferred revenues	3,800	3,289
Lease liabilities	15	49
Employee future benefits (note 9)	13,807	15,435
Provisions (note 8)	272	279
Total liabilities	22,840	24,066
SHAREHOLDERS’ EQUITY
Share capital (note 10)	293,781	235,008
Warrants (note 10)	4,595	12,402
Other capital (note 10)	89,518	89,505
Deficit	(323,222)	(322,659)
Accumulated other comprehensive loss (“AOCI”)	(498)	(1,045)
Total shareholders’ equity	64,174	13,211
Total liabilities and shareholders’ equity	87,014	37,277

Commitments and contingencies (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Pierre-Yves Desbiens
Carolyn Egbert Chair of the Board	Pierre-Yves Desbiens Director

(4)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (DEFICIENCY)

For the three MONTHS ended MARCH 31, 2021 and 2020

(In thousands of US dollars, unaudited)

	Common shares (number of)[1]	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2021	62,678,613	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	—	—	—	—	(1,445)	—	(1,445)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	547	547
Actuarial gain on defined benefit plan (note 9)	—	—	—	—	882	—	882
Comprehensive loss	—	—	—	—	(563)	547	(16)
Issuance of common shares, net of transaction costs (note 10)	23,586,207	29,082	1,897	—	—	—	30,979
Exercise of warrants (note 10)	34,888,965	29,691	(9,704)		—	—	19,987
Share-based compensation costs	—	—	—	13	—	—	13
Balance - March 31, 2021	121,153,785	293,781	4,595	89,518	(323,222)	(498)	64,174

	Common shares (number of)	Share capital	Other capital	Deficit	AOCI	Total
		$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	89,806	(316,891)	94	(2,463)
Net income	—	—	—	779	—	779
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	210	210
Actuarial gain on defined benefit plan	—	—	—	1,388	—	1,388
Comprehensive income	—	—	—	2,167	210	2,377
Issuance of common shares and warrants, net	3,478,261	1,885	—	—	—	1,885
Share-based compensation costs	—	—	(112)	—	—	(112)
Balance – March 31, 2020	23,472,771	226,413	89,694	(314,724)	304	1,687

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Condensed Interim Consolidated Statements of Comprehensive (Loss) INCOME

For the three months ended March 31, 2021 and 2020

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended
	March 31
	2021	2020
	$	$
Revenues
Royalty income	8	14
Product sales	—	1,016
Supply chain	41	41
Licensing revenue	537	19
Total revenues	586	1,090
Operating expenses
Cost of sales	29	862
Research and development costs	363	319
General and administrative expenses	1,264	1,124
Selling expenses	246	248
Gain on modification of building lease	—	(185)
Total operating expenses (note 11)	1,902	2,368
Loss from operations	(1,316)	(1,278)
Loss due to changes in foreign currency exchange rates	(248)	(104)
Change in fair value of warrant liability	—	2,470
Other finance costs	(10)	(309)
Net finance (costs) income	(258)	2,057
(Loss) income before income taxes	(1,574)	779
Income tax recovery	129	—
Net (loss) income	(1,445)	779
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	547	210
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans (note 9)	882	1,388
Comprehensive (loss) income	(16)	2,377
Net (loss) income per share [basic and diluted]	(0.02)	0.04
Weighted average number of shares outstanding (note 14):
Basic	95,444,990	21,523,416
Diluted	95,444,990	21,860,416

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended MARCH 31, 2021 and 2020

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2021	2020
	$	$
Cash flows from operating activities
Net (loss) income for the period	(1,445)	779
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability	—	(2,470)
Transaction costs of warrants issued and expensed as finance cost	—	310
Utilization of provisions (note 8)	19	(327)
Depreciation and amortization	36	107
Gain on modification of building lease	—	(185)
Share-based compensation costs	13	(112)
Employee future benefits (note 9)	49	49
Amortization of deferred revenues	(537)	(14)
Foreign exchange gain on items denominated in foreign currencies	266	52
Other non-cash items	29	(15)
Interest accretion on lease liabilities	2	(11)
Payment of income taxes	(1,124)	(811)
Changes in operating assets and liabilities (note 12)	1,647	204
Net cash used in operating activities	(1,045)	(2,444)
Cash flows from financing activities
Issuance of common shares (note 10)	34,200	—
Issuance of common shares and warrants (note 10)	—	4,500
Transaction costs (note 10)	(3,221)	(600)
Proceeds from exercise of warrants (note 10)	19,987	—
Payments on lease liabilities	(33)	(158)
Net cash provided by financing activities	50,933	3,742
Cash flows from investing activities
Purchase of intangible assets	(490)	—
Purchase of property and equipment	(17)	—
Net cash used by investing activities	(507)	—
Effect of exchange rate changes on cash and cash equivalents	(281)	46
Net change in cash and cash equivalents	49,100	1,344
Cash and cash equivalents – Beginning of period	24,271	7,838
Cash and cash equivalents – End of period	73,371	9,182

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(7)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

1. Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through a license agreement with Novo Nordisk Biopharm Limited (“Novo Nordisk”) where Aeterna Zentaris receives royalties on net sales. Macimorelin will be marketed in Europe and the United Kingdom through a license agreement with Consilient Health Ltd. (“Consilient Health”) and Aeterna Zentaris will receive royalties on net sales and other potential payments. The Company is conducting the Phase 3 study (“DETECT” trial) for macimorelin in the U.S. and Europe for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”) in partnership with Novo Nordisk. Novo Nordisk is paying 100% of costs up to €9,000 (approximately $10,980) and includes reimbursement of Aeterna’s budgeted internal labor costs and any additional external jointly approved DETECT trial costs incurred over €9,000 (approximately $10,980) will be shared equally between Novo Nordisk and Aeterna. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value.

In addition, the Company is pursuing innovative development candidates in different indications with a focus on rare or orphan indications and potential for pediatric use.

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation and, to date, the Company has not experienced significant business disruption from COVID-19. The situation is dynamic with various cities and countries around the world are responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. Management will continue to monitor and assess the impact of the pandemic on its judgments, estimates, accounting policies and amounts recognized in these consolidated financial statements. As at March 31, 2021, the Company assessed the possible impacts of COVID-19 on its financial results. The Company has evaluated its financial assets, property, plant and equipment, intangible assets, and goodwill for impairment and no changes from the carrying amount were required in the reporting period.

(8)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on May 4, 2021.

2. Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended except for the following:

Intangible assets

Separately acquired intangible assets are recognized at the price paid in cash, less amortization and impairments. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable, or, at a minimum, annually. The recoverable amount is determined as the higher of value in use or fair value less costs to sell using a discounted cash flow calculation, where the products’ expected cash flows are risk-adjusted over their estimated remaining useful economic life. Any impairment losses are recognized immediately in the consolidated statements of comprehensive (loss) income. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are also tested for impairment and are written down to their recoverable amount (which is usually nil). If, subsequent to an impairment loss being recognized, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognizing an impairment reversal in the consolidated statements of comprehensive (loss) income. Amortization of such intangible assets begins once such assets are ready for their intended use.

(9)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

Contingent payments

The Company accounts for contingent variable payments for separately acquired intangible assets with the cost accumulation approach. Contingent consideration is not considered on initial recognition of the asset but is added to the cost of the asset initially recorded, when incurred.

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

3. Recent accounting pronouncements issued but not yet effective

The recent accounting pronouncements issued but not yet effective included in note 4 to the Company’s annual audited consolidated financial statements as at December 31, 2020 and 2019 and for the years then ended are unchanged.

4. License and distribution arrangements

(a)	License Agreement for U.S. and Canada

Royalty income earned under the agreement with Novo Nordisk agreement for the three-month period ended March 31, 2021 was $8 (2020 - $14) and during the three-month period ended March 31, 2021, the Company invoiced Novo Nordisk $2,113 for the DETECT trial costs (2020 - $193), which is recorded as a reduction in research and development expenses, and $41 for supply chain activities (2020 - $41), which is recorded as revenue, both in the condensed interim consolidated statements of comprehensive (loss) income.

(b)	License agreement for European Union and the United Kingdom

On December 7, 2020, the Company entered into an exclusive licensing and supply agreements with Consilient Health, Ltd. (“CH” or “Consilient Health”) for the commercialization in the European Union and the United Kingdom of macimorelin in any diagnostic application. As per the agreement terms, the Company received a cash payment of €1 million ($1,207) in January 2021. This cash payment has been recognized in the consolidated statements of financial position as long-term deferred revenue.

(10)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

5. Trade and other receivables

	March 31, 2021	December 31, 2020
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2020 - $55))	554	1,190
Value added tax and income tax receivable	511	468
Other	10	23
	1,075	1,681

6. Prepaid expenses and other current assets

	March 31, 2021	December 31, 2020
	$	$
Prepaid insurance	825	1,021
Prepaid income taxes	2,128	873
Other	97	19
	3,050	1,913

(11)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

7. Payables and accrued liabilities

	March 31, 2021	December 31, 2020
	$	$
Trade accounts payable	1,046	1,187
Salaries, employment taxes and benefits	478	474
Accrued audit fees	104	144
Accrued research and development costs	255	23
Other accrued liabilities	369	371
	2,252	2,199

8. Provisions

The changes in the Company’s provisions for onerous contracts can be summarized as follows:

Cetrotide(R) onerous contracts
$
Balance – January 1, 2021	371
Utilization of provisions	(16)
Change in provisions	19
Impact of foreign exchange rate changes	(16)
Balance – March 31, 2021	358
Less current portion	86
Non-current portion	272

(12)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

9. Employee future benefits

The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	March 31, 2021			Year ended December 31, 2020
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	15,341	94	15,435	13,788
Current service cost	15	1	16	54
Interest cost	23	—	23	163
Actuarial (gain) loss arising from changes in financial assumptions	(882)	—	(882)	651
Benefits paid	(115)	(2)	(117)	(532)
Impact of foreign exchange rate changes	(664)	(4)	(668)	1,311
Balances – End of the period	13,718	89	13,807	15,435
Amounts recognized:
In net loss	(77)	(1)	(78)	(218)
In other comprehensive loss	(1,546)	(4)	(1,550)	(1,961)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Discount rates were 0.6% at December 31, 2020 and 1% at March 31, 2021.

10. Share capital, warrants and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2021

On February 19, 2021, the Company closed a public offering of 20,509,746 common shares at a price to the public of $1.45 per common share, for gross proceeds of $29,739, before deducting underwriting discounts, commissions and offering expenses payable by the Company, in the amount of $2,837. Aeterna also granted the underwriter, which was also the Placement agent, a 30-day over-allotment option (the “Underwriter Option”) to purchase up to 3,076,461 additional common shares at the public offering price, less underwriting discounts and commissions, and 1,435,682 Placement agent warrants with an exercise price of $1.8125 and expiring on February 17, 2026. The net cash proceeds to the Company from the offering totaled $26,902. On February 22, 2021, the underwriter exercised the Underwriter Option in full and received 3,076,461 common shares for gross proceeds to the Company of $4,461. In connection with the public offering and the exercise of the Underwriter Option, the Company paid commissions and other expenses of $384 and issued 215,352 Placement agent warrants priced at $1.8125 and expiring on February 17, 2026. The net proceeds from the Underwriter Option was $4,077. Collectively, this financing is referred to as the “February 2021 Financing”. The gross proceeds of $34,200 was recorded to share capital with cash transaction costs of $3,221 and the fair value of the Placement agent warrants of $1,897 included as share issuance costs and as warrants in shareholders’ equity.

(13)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of these Placement agent warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
February 2021 Placement agent warrants – public offering	1,435,682	1.48	1.8125	0.58734%	119.18%	4.99	0.00%
February 2021 Placement agent warrants – Underwriter Option	215,352	1.48	1.8125	0.58544%	119.57%	4.98	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants.
(iii)	Based upon time to expiry from the reporting period date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

During the three-month period ended March 31, 2021, holders exercised warrants as follows:

	Number Exercised	Exercise Price	Cash Receipts
September 2019 Investor warrants	2,000,000	$1.65	$3,300,000
February 2020 Investor warrants	1,739,130	$1.20	$2,086,956
July 2020 Investor warrants	20,823,333	$0.45	$9,370,500
July 2020 Placement Agent warrants	1,866,667	$0.5625	$1,050,000
August 2020 Investor warrants	7,589,883	$0.47	$3,567,245
August 2020 Placement Agent warrants	869,952	$0.7040625	$612,501
	34,888,965		$19,987,202

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor warrants were issued at an exercise price of $1.20 per common share and 243,478 broker warrants were issued at an exercise price of $1.62 per common share. The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $2,175 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs and the transaction costs of $310 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

(14)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

Warrants

	Number	Weighted average exercise price
		(US$)	$
Balance – January 1, 2020	—	—	—
Warrant liability reclassified to equity	16,368,033	0.8556	7,377
Warrants issued as equity (July 2020)	28,533,333	0.4574	5,025
Balance – December 31, 2020	44,901,366	0.6025	12,402
Warrants granted	1,651,034	1.8125	1,897
Warrants exercised	(34,888,965)	0.5728	(9,704)
Balance – March 31, 2021	11,663,435	0.8624	4,595

Other capital

There are no changes in US dollar denominated (US$) Stock options and DSUs since December 31, 2020.

	Year ended December 31, 2020
	US$ Stock Options (Number)	Weighted average exercise price (US$)	DSUs (Number)	CAN$ Stock options (Number)	Weighted average exercise price (CAN$)
Balance – Beginning of period	741,116	3.61	212,000	441	912.00
Granted	180,000	0.37	120,000	—	—
Exercised	—	—	(159,000)	—	—
Canceled/Forfeited	(330,350)	2.56	—	—	—
Expired	(84,366)	2.14	—	(441)	912.00
Balance – End of period	506,400	1.44	173,000	—	—

(15)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

11. Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Three months ended March 31,
	2021	2020
	$	$
Key management personnel:
Salaries and short-term employee benefits	219	163
Consultant fees	48	46
Share-based compensation costs	10	11
Post-employment benefits including defined contribution plan benefits of $4 in 2021 and $7 in 2020	12	8
	289	228
Other employees:
Salaries and short-term employee benefits	310	316
Post-employment benefits including defined contribution plan benefits of $7 in 2021 and $2 in 2020	38	51
Share-based compensation costs	3	(123)
	351	244
Cost of inventory used and services provided	29	862
Professional fees	580	498
Consulting fees	130	141
Insurance	227	221
Third-party research and development	52	97
Travel	22	33
Marketing services	97	36
Laboratory supplies	15	—
Other goods and services	19	30
Leasing costs	34	46
Gain on modification of building lease	—	(185)
Depreciation and amortization	36	107
Operating foreign exchange losses	21	10
	1,902	2,368

(16)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

12. Supplemental disclosure of cash flow information

	Three months ended
	March 31,
	2021	2020
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	650	(7)
Inventory	(40)	836
Prepaid expenses and other current assets	(93)	378
Payables and accrued liabilities	115	(492)
Taxes payable	(129)	—
Deferred revenues	1,227	(406)
Employee future benefits	(83)	(105)
	1,647	204

13. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

14. Net (loss) income per share

The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Three months ended
	March 31,
	2021	2020
	$	$
Net (loss) income	(1,445)	779
Basic weighted average number of shares outstanding	95,444,990	21,523,416
Net (loss) income per share (basic)	(0.02)	0.04

Dilutive effect of stock options and DSUs	—	337,000
Dilutive effect of warrants	—	—
Diluted weighted average number of shares outstanding	95,444,990	21,860,416
Net loss per share (diluted)	(0.02)	0.04

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	679,400	208,357
Warrants	11,663,435	9,453,174

Net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and warrants. In periods with reported net losses, all stock options and warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted) (Unaudited)

15. Commitments and Contingencies

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	440	1,073	1,513
1 - 3 years	11	1,297	1,308
4 - 5 years	—	36	36
More than 5 years	—	—	—
Total	451	2,406	2,857

During the first quarter of 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners with $490 in additions of separately acquired intangible assets recognized in the condensed interim consolidated statements of financial position. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company recognizes research and development milestones as an intangible asset once it is committed to the payment, which is generally when the Company reaches a set point in the development cycle.

Based on the closing exchange rates, the Company expects to pay $2,406, including $2,116 [EUR 1,801], and $290 [GBP 210], in R&D contracts and up to $4,726, including $3,141 [EUR 2,675] and $1,585 [GBP 1,150], in R&D milestone payments and up to $7,656, including $5,933 [EUR 5,050] and $1,723 [GBP 1,250], in revenue related milestone payments. The table below contains all potential R&D and revenue-related milestone payments that the Company may be required to make under such agreements:

	Future potential R&D milestone payments	Future potential revenue milestone payments	TOTAL
	$	$	$
Less than 1 year	29	—	29
1 - 3 years	—	—	—
4 - 5 years	431	—	431
More than 5 years	4,266	7,656	11,922
Total	4,726	7,656	12,382

The table excludes any payments already capitalized in the condensed interim consolidated statements of financial position. The future payments that are disclosed represent contract payments and are not discounted and are not risk-adjusted. The development of any pharmaceutical product candidates is a complex and risky process that may fail at any stage in the development process due to a number of factors. The timing of the payments is based on the Company’s current best estimate of achievement of the relevant milestone.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

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